Mail Stop 4561

January 17, 2008

VIA U.S. MAIL AND FAX (212) 793-1969

Jennifer Magro
Chief Financial Officer
Smith Barney Diversified Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

   Re: Smith Barney Diversified Futures Fund L.P.
     Form 10-K for Fiscal Year Ended
     December 31, 2006
     Filed March 30, 2007
     File No. 000-26132

Dear Ms. Magro:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Kevin Woody
       Branch Chief